Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, NH 03801

March 10, 2015

VIA EDGAR SUBMISSION

Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bottomline Technologies (de), Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed August 28, 2014

File No. 000-25259

Dear Ms. Mills-Apenteng:

Enclosed please find the response of Bottomline Technologies (de), Inc. (the “Company”) to the comment regarding the above-referenced filing provided in your letter dated March 4, 2015. Your comment is set forth in bold type and our response is set forth in regular type.

Form 10-K for the Fiscal Year Ended June 30, 2014

Part III

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed October 10, 2014)

Compensation Discussion and Analysis, page 9

1.	We note that you have provided disclosure for your chief executive and chief financial officers and only one other named executive officer. Item 402(a)(3) of Regulation S-K requires that you disclose executive compensation for your principal executive officer, principal financial officer and the three most highly compensated “executive officers”—as that term is defined in Exchange Act Rule 3b-7—other than the principal executive and principal financial officers who were serving at the end of the last completed fiscal year. Please advise why you provide executive compensation disclosure for only three named executive officers. In this regard, the executive profiles page of your website suggests that you may have additional executive officers.

Response:

The Company’s Board of Directors annually reassesses its determination of the Company’s “executive officers,” applying the definition of such term contained in Rule 3b-7 under the Securities Exchange Act of 1934. For the fiscal year ended June 30, 2014, the Board of Directors determined that its executive officers were Robert A. Eberle, Kevin M. Donovan and Nigel K. Savory. Accordingly, the Company’s proxy statement for its annual meeting of stockholders held on November 20, 2014 contained executive compensation disclosures only for Messrs. Eberle, Donovan and Savory, in accordance with the Commission’s rules.

Ms. Mills-Apenteng

March 10, 2015

The Company advises the staff that, as part of its regularly scheduled quarterly board meeting held on February 12, 2015, the Board of Directors determined, based on an assessment of the current functions and responsibilities of its management team, that Norman J. DeLuca and John F. Kelly were also “executive officers” of the Company within the meaning of Rule 3b-7. As a result, the Company’s proxy statement for its 2015 annual meeting of stockholders will include executive compensation disclosures for a total of five executive officers.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information regarding this letter, we will be glad to have a telephone conference call at your convenience. Please contact me at (603) 501-5240 to arrange such a call.

Sincerely,

/s/ Kevin Donovan
Kevin Donovan
Chief Financial Officer